UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PBF Logistics LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

69318Q104
(CUSIP Number)

Trecia M. Canty, Esq.
Senior Vice President, General Counsel and Secretary
PBF Energy Inc.
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054
(973) 455-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 69318Q104

1	NAMES OF REPORTING PERSONS
PBF Energy Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-

	8	SHARED VOTING POWER
62,785,806 (1)

	9	SOLE DISPOSITIVE POWER
-

	10	SHARED DISPOSITIVE POWER
62,785,806 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
62,785,806 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

1.	Based upon 62,785,806 Common Units issued and outstanding as of November 17, 2022, as provided by the Issuer.
2.
PBF Energy Inc. is the sole managing member of PBF Energy Company LLC (“PBF LLC”) and operates and controls all of PBF LLC’s business and affairs and consolidates the financial results of PBF LLC, which directly owns 99% of the Common Units. PBF LLC is the sole shareholder of PBFX Holdings Inc. (“PBFX Holdings”), which directly owns 1% of the Common Units.

CUSIP No.: 69318Q104

1	NAMES OF REPORTING PERSONS
PBF Energy Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-

	8	SHARED VOTING POWER
62,785,806 (1)

	9	SOLE DISPOSITIVE POWER
-

	10	SHARED DISPOSITIVE POWER
62,785,806 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
62,785,806 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	Based upon 62,785,806 Common Units issued and outstanding as of November 17, 2022, as provided by the Issuer.
2.	PBF LLC directly owns 99% of the Common Units and is the sole shareholder of PBFX Holdings, which directly owns 1% of the Common Units.

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the common units representing limited partner interests (the “Common Units”) in PBF Logistics LP (the “Issuer”) that the Reporting Persons are deemed to beneficially own. The Issuer’s principal executive offices are located at One Sylvan Way, Second Floor, Parsippany, New Jersey 07054. This Amendment No. 3 amends and supplements the statement on the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2019 (the “Initial Schedule 13D”), as amended and supplemented by Amendment No. 1 thereto filed by the Reporting Persons with the SEC on June 24, 2022 (“Amendment No. 1”) and Amendment No. 2 thereto filed by the Reporting Persons with the SEC on July 28, 2022 (“Amendment No. 2,” and together with the Initial Schedule 13D and Amendment No. 1, the “Schedule 13D”). Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the respective meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

As a result of the Merger (as defined below), the executive officers and directors of the Reporting Persons ceased to beneficially own any Common Units and, as a result, the number under the headings “Number of Common Units” and “Percentage of Common Units Outstanding” under each such person’s name on Schedule I previously filed with the Schedule 13D is zero (0), indicating that, following the consummation of, and as a result of, the Merger, no such person listed on Schedule I is the beneficial owner of Common Units.

Item 3.	Source and Amount of Funds or other Consideration.

The information previously provided in response to this Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information provided in Item 4 below is incorporated by reference into this Item 3. Pursuant to the Merger Agreement described in Item 4 below, the cash consideration for the Merger was funded entirely from cash on hand. The Merger was not subject to any financing condition.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On November 30, 2022, pursuant to the terms and conditions of the Merger Agreement, Merger Sub merged with and into PBFX, with PBFX surviving as a subsidiary of PBF Energy, owned 99% by PBF LLC and 1% by PBFX Holdings.

Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding Common Unit held immediately before the closing of the Merger by a holder of Common Units other than PBF Energy, PBF LLC, PBFX Holdings, PBFX or PBFX GP was converted into the right to receive: (i) 0.270 of a share of PBF Energy Class A common stock, par value $0.001 per share, and (ii) $9.25 in cash, without interest. As a result of the Merger, the Reporting Persons and PBFX Holdings own all of the outstanding Common Units.

The foregoing description of the Merger Agreement and the Merger is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed as Exhibit 6 to Amendment No. 2.

Following the completion of the transactions contemplated by the Merger Agreement, the Common Units will cease to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) The information contained on the cover pages of this Amendment No. 3 is incorporated herein by reference. Ownership percentages set forth in this Amendment No. 3 are based on a total of 62,785,806 Common Units outstanding as of November 17, 2022. As of the date hereof, the Reporting Persons beneficially own 100% of the total outstanding Common Units. Because the registration of the Common Units will be terminated, Common Units held by PBF LLC and PBFX Holdings will no longer be subject to reporting under Section 13(d) of the Exchange Act. Consequently, this Amendment No. 3 constitutes an exit filing for the Reporting Persons.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days. The response to Item 4 of this Amendment No. 3 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information provided in Item 4 above is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
9	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2022

PBF Energy Inc.

By:	/s/ Trecia M. Canty
Name:	Trecia M. Canty
Title:	Senior Vice President, General Counsel and Secretary

PBF Energy Company LLC

By:	/s/ Trecia M. Canty
Name:	Trecia M. Canty
Title:	Senior Vice President, General Counsel and Secretary